                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                           Queen Sand Resources, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  747927 10 1
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 74927 10 1                  13G                 PAGE ___  OF ___ PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
        Deephaven Market Neutral Master Fund LP (N/A/ Foreign Entity)
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [x]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization
        British Virgin Islands
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power
      Shares                       11,832,879 (1)
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each                        11,832,879 (1)
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power
                                   0
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        11,832,879 (1)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)
        26.6% (2)
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)
        (PN)
--------------------------------------------------------------------------------

 (1)    Includes (i) 371,428 shares of common stock held by KA Investments LDC.,
        (2) 11,461,442 shares of common stock issuable upon assumed exercise on September 30, 1999 of repricing rights held by KA Investments LDC entitling the acquisition of Repricing shares (however, the actual number of shares of Common Stock issuable as Repricing Shares will fluctuate with the Price of the Common Stock)
 (2) Based on 33,040,699 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10Q for the quarter ended March 31, 1999)

CUSIP NO.  747927 10 1                13G                 PAGE ___  OF ___ PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
        Deephaven Private Placement Trading Ltd (n/a/ foreign entity)
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [x]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization
        British Virgin Islands
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power
      Shares                       11,832,879 (1)
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each                        11,832,879 (1)
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        11,832,879 (1)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)
        26.6% (2)
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)
        (CO)
--------------------------------------------------------------------------------

(1)     Includes (i) 371,428 shares of common stock held by KA Investments LDC.,
        (ii) 11,461,442 shares of Common stock issuable upon assumed exercise on September 30, 1999 of repricing rights held by KA Investments LDC entitling the acquisition of Repricing shares (however, the actual number of shares of Common Stock issuable as Repricing Shares will fluctuate with the Price of the Common Stock)
(2) Based on 33,040,699 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10Q for the quarter ended March 31, 1999)


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


CUSIP NO.  747927 10 1                13G                 PAGE ___  OF ___ PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
        KA Investments LDC (N/A Foreign Entity)
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [x]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization
        Cayman Islands
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power
      Shares                       11,832,879 (1)
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each                        11,832,879 (1)
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        11,832,879 (1)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)
        26.6%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)
        (CO)
--------------------------------------------------------------------------------

(1)     Includes (i) 371,428 shares of common stock held by KA Investments LDC.,
        (2) 11,461,442 shares of Common stock issuable upon assumed exercise on September 30, 1999 of repricing rights held by KA Investments LDC entitling the acquisition of Repricing shares (however, the actual number of shares of Common Stock issuable as Repricing Shares will fluctuate with the Price of the Common Stock)

(2) Based on 33,040,699 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10Q for the quarter ended March 31, 1999)



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



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Queen Sand Resources, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           13760 Noel Road, Suite 1030
           Dallas, TX 75240-7336

Item 2(a)  Name of Person Filing:

           1.  Deephaven Market Neutral Master Fund LP
           2.  Deephaven Private Placement Trading LTD
           3.  KA Investments LDC

Item 2(b)  Address of Principal Business Office:

           1.  1712 Hopkins Crossroad
               Hopkins, MN 55305


           2.  1712 Hopkins Crossroad
               Hopkins, MN  55305

           3.  1712 Hopkins Crossroad
               Hopkins, MN  55305



Item 2(c)  Citizenship:

           1.  Deephaven Market Neutral Master Fund LP  British Virgin Islands
           2.  Deephaven Private Placement Trading LTD  British Virgin Islands
           3.  KA Investments LDC Cayman Islands

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           747927 10 1


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Item 3     The person filing is a:

           1.  Deephaven Market Neutral Master Fund LP (PN)
           2.  Deephaven Private Placement Trading LTD (CO)
           3.  KA Investments LDC (CO)



Item 4     Ownership:

           See Items 5-11 of each cover page

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Schedule A

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable




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Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  October ___________, 1999

DEEPHAVEN MARKET NEUTRAL MASTER FUND LP



By:
   ------------------------------------
         Colin Lancaster, Secretary


DEEPHAVEN PRIVATE PLACEMENT TRADING LTD.



By:
   ------------------------------------
         Colin Lancaster, Secretary


KA INVESTMENTS LDC



By:
   ------------------------------------
         Colin Lancaster, Secretary




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


                                   Schedule A

Control Persons of:
      1. Deephaven Market Neutral Master Fund LP ( A British Virgin Islands Limited Partnership)
             - Deephaven Market Neutral Fund Limited ( A British Virgin Islands Corporation)
             - Deephaven Capital Management LLC (A Delaware Limited Liability Company)
      2. Deephaven Market Neutral Fund Limited (A British Virgin Islands Corporation)
             - Deephaven Capital LLC ( A Delaware Limited Liability
             Company)
      3.     KA Investments LDC (A British Virgin Islands Company)
             - Deephaven Market Neutral Master Fund LP ( A British Virgin Islands Limited Partnership)
             - Deephaven Capital Management LLC (A Delaware Limited Liability Company)
             - Deephaven Private Placement Trading LTD ( A British
             Virgin Island Corporation)
      4.     Deephaven Capital Management LLC
             - Arbitrade Holdings LLC ( A Delaware LLC)
      5.     Arbitrade Holdings LLC
             - Irvin Kessler, Efraim Gildor, Peter Hajas, Merrill
             Ferguson and Mark Lyons
      6. Deephaven Private Placement Trading LTD (A British Virgin Island Corporation)
             - Deephaven Market Neutral Master Fund LP ( A British
             Virgin Islands Limited Partnership)
             - Deephaven Capital Management LLC (A Delaware Limited Liability Company)


      All can be reached at
             C/o Arbitrade Holdings LLC
             1712 Hopkins Crossroad
             Minnetonka, MN  55305
             (612) 542-4238


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